Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of incorporation
Athene Annuity & Life Assurance Company of New York	New York
Structured Annuity Reinsurance Company	Iowa
Centralife Annuities Service, Inc.	Arizona
Athene Re USA IV, Inc.	Vermont
AREI (CBP), LLC	Iowa
AREI (Norwood-TX), LLC	Iowa
AREI (US Forest-WY), LLC	Iowa
AREI (BLM-NV), LLC	Iowa
AREI (Interpark), LLC	Iowa
Athene Life Insurance Company of New York	New York
AAIA RML, LLC	Iowa
AAIA RML 3526 Massey Ford, LLC	Iowa